EXHIBIT 2.2




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                                 PLAN OF MERGER

                               Background of Plan

         CLC Merger Corp. ("Parent") is a Pennsylvania corporation which owns approximately ninety-six percent (96%) of the issued and outstanding shares of Common Stock, par value $2.50 per share ("Subsidiary Common Stock"), of Chemical Leaman Corporation, a Pennsylvania corporation (the "Subsidiary").


         Parent and the Subsidiary are herein sometimes collectively called the "Constituent Corporations."

         Pursuant to Section 1924(a) of the Pennsylvania Business Corporation Law of 1988, as amended (the "PBCL"), the Boards of Directors of the Parent and Subsidiary have approved the merger of Parent with and into Subsidiary (the "Merger"), with the Subsidiary to be the surviving corporation of the Merger, pursuant to the terms of this Plan.

1. MERGER

         Upon the terms and subject to the conditions hereof, the Constituent Corporations shall, on the "Effective Date" (as hereinafter defined), be merged into a single corporation in accordance with the applicable provisions of the PBCL by the Parent merging with and into the Subsidiary. The Subsidiary shall be the surviving corporation (the "Surviving Corporation"). The separate existence of the Parent will cease upon the Effective Date. The Merger shall have the effects set forth in Section 1929 of the PBCL.

2. ARTICLES OF INCORPORATION, BYLAWS, DIRECTORS AND OFFICERS

     2.1. Articles of Incorporation

         The Articles of Incorporation of the Subsidiary in effect on the Effective Date shall continue in full force and effect, unless and until subsequently amended, as the Articles of Incorporation of the Surviving Corporation.

     2.2. Bylaws

         The Bylaws of the Subsidiary in effect on the Effective Date shall continue in full force and effect, unless and until subsequently amended, as the Bylaws of the Surviving Corporation.

     2.3. Directors and Officers

         The directors and officers of the Subsidiary in office on the Effective Date shall remain the directors and officers of


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the Subsidiary and, therefore, of the Surviving Corporation and shall continue in office until their successors have been duly elected or appointed and qualified, subject to removal, resignation or such other change as may otherwise occur, or as otherwise provided by law, and on the Effective Date of the Merger all officers and directors of Parent shall thereupon cease to hold any office, other than an office which they may hold as a result of their position as an officer or director of the Subsidiary.

3. STATUS OF OUTSTANDING CAPITAL STOCK

         On the Effective Date, by virtue of the Merger and without any action on the part of the Subsidiary, the Parent or the Surviving Corporation:

     3.1. Each share of Subsidiary Common Stock, par value $2.50 per share (a "Share"), issued and outstanding immediately prior to the Effective Date of the Merger (other than Shares to be cancelled pursuant to Section 3.2 hereof and Shares held by any holder who becomes entitled to payment of the fair value for his or her Shares under Subchapter D of Chapter 15 of the PBCL) shall be cancelled and extinguished and be converted into and become solely a right to receive $6,000 in cash without interest thereon (the "Merger Consideration"), payable to the holder thereof (individually, a "Subsidiary Shareholder" and collectively, the "Subsidiary Shareholders") upon surrender of the certificates (or other indicia of ownership of Shares acceptable to Subsidiary) formerly representing such Shares as provided in Section 5 hereof.

     3.2. Each Share issued and outstanding immediately prior to the Effective Date of the Merger and held by Parent shall be cancelled and retired, and no payment shall be made with respect thereto.

     3.3. Each share of Common Stock, par value $2.50 per share, of Parent issued and outstanding immediately prior to the Effective Date shall be converted into one (1) share of Common Stock of the Surviving Corporation.

     3.4. There shall be no change to the issued and outstanding preferred stock of the Subsidiary and there shall be no change to the terms or conditions of any outstanding options, warrants or similar rights to purchase any capital stock of the Subsidiary, and such preferred stock and rights shall continue in accordance with their terms with respect to the Surviving Corporation.


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4. DISSENTING SHARES

         Notwithstanding anything in this Plan to the contrary, Shares ("Dissenting Shares") held by shareholders ("Dissenting Shareholders") who shall have delivered a written demand for payment for such Shares, and any other required documents, as, in the manner, and within the time period, provided in Subchapter D of Chapter 15 of the PBCL and who shall not have lost such right to appraisal shall not be converted into or represent a right to receive the Merger Consideration, but the holders thereof shall be entitled solely to such rights as are granted by Subchapter D of Chapter 15 of the PBCL.

5. PAYMENT FOR SHARES

     5.1. Prior to the Effective Date, Subsidiary shall have designated First Chicago Trust Company of New York to act as paying and exchange agent in the Merger (the "Paying Agent") pursuant to a written agreement (the "Exchange Agreement"). At or prior to the Effective Date, Subsidiary will provide the Paying Agent with the amounts necessary to make the payments referred to in
Section 3.1, which amounts shall be placed by the Paying Agent in a separate account (the "Fund"). Out of the Fund, the Paying Agent shall make the payments referred to in Section 3.1. The Fund shall not be used for any other purpose. The Paying Agent may invest portions of the Fund, as directed by Subsidiary (so long as such directions do not impair the Paying Agent's ability to make other payments referred to in Section 3 hereof or otherwise impair the rights of holders of Shares as described in such Section 3.1). Any net earnings resulting from, or interest or income produced by, such investments shall be paid to Subsidiary and/or Surviving Corporation as and when requested by them. The Surviving Corporation shall replace any monies lost through any investment pursuant to this Section.

     5.2. Prior to the Effective Date, the Subsidiary shall cause the Paying Agent to mail to each record holder of Shares as of the date immediately preceding such mailing, (i) a Notice of Adoption of Plan of Merger approved by Parent, (ii) a letter of transmittal approved for use by Subsidiary Shareholders and holders of Dissenting Shares (the "Letter of Transmittal") (which shall specify the procedure for delivery of the certificates representing Shares ("Certificates") or Dissenting Shares ("Dissenting Certificates") and any other required documents to the Paying Agent), (iii) a copy of Section 1930 and Subchapter D of Chapter 15 of the PBCL (both relating to dissenter's rights) and
(iv) any other documents, instruments or disclosures deemed necessary to be transmitted to Subsidiary Shareholders.


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     5.3. Promptly after the Effective Date, the Surviving Corporation shall cause the Paying Agent to mail to each record holder of Shares immediately prior to the Effective Date, a Notice of Merger, together with any other documents, instruments or disclosures deemed necessary to be transmitted to shareholders of Subsidiary.

     5.4. Upon surrender to the Paying Agent of a Certificate, together with the Letter of Transmittal and any other required documents duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor, on the Effective Date, cash in an amount equal to the Merger Consideration, and such Certificate shall forthwith be cancelled. No interest will be paid or accrued on the cash payable upon the surrender of Shares. Until surrendered in accordance with the provisions of this Section 5, each Share (other than Shares held by Parent or Dissenting Shares) shall represent for all purposes only the right to receive the Merger Consideration, without any interest hereon.

     5.5. Subject to full compliance with this Section 5, any cash provided to the Paying Agent pursuant to this Section 5 and not exchanged for Shares within 180 days after the Effective Date will be returned by the Paying Agent to the Surviving Corporation which thereafter will act as Paying Agent. Notwithstanding the foregoing, neither the Paying Agent nor any party hereto shall be liable to a holder of Shares for any Merger Consideration delivered to a public official pursuant to applicable abandoned property, escheat and similar laws.

6. NO FURTHER RIGHTS OR TRANSFERS

         At and after the Effective Date and without affecting the conversion referred to in Section 3.3 hereof, each holder of issued and outstanding Shares of Subsidiary Common Stock immediately prior to the Effective Date shall cease to have any rights as a shareholder of the Subsidiary, except for the right to surrender his or her Shares in exchange for the Merger Consideration or to perfect his or her right to receive payment for Shares pursuant to Subchapter D of Chapter 15 of the PBCL and Section 4 hereof if such holder has validly exercised and perfected and not withdrawn his or her right to receive payment therefor. There shall be no transfers on the stock transfer books of the Surviving Corporation of the Shares from and after the Effective Date. If, after the Effective Date and without affecting the conversion referred to in Section
3.3 hereof, Certificates formerly representing Shares are presented to the Surviving Corporation, they shall be cancelled and exchanged solely for the Merger Consideration (unless such Certificates are



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being deposited solely in connection with the exercise of dissenters rights as
Dissenting Certificates or represent Shares to be cancelled and retired pursuant to Section 3.2).

7. ADJUSTMENTS

         If, between the date of adoption of this Plan and the Effective Date, the outstanding Shares shall be changed into a different number of shares or a different class by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date prior to the Effective Date, the amount of consideration to be received pursuant to this Plan in exchange for each outstanding Share shall be proportionately and equitably adjusted.

8. EFFECTIVE DATE

         The Board of Directors of Parent shall take all action necessary in order that the Merger provided for herein shall be effective pursuant to the laws of the Commonwealth of Pennsylvania. The Effective Date shall be the date upon which Articles of Merger are filed with the Secretary of State of the Commonwealth of Pennsylvania (the "Effective Date").

    9. TERMINATION AND AMENDMENT

         Notwithstanding anything to the contrary contained herein, (i) this Plan of Merger and the Merger provided for herein may be terminated and abandoned at any time prior to the Effective Date by the Board of Directors of Parent, and (ii) this Plan of Merger may be amended at any time prior to its Effective Date by the Board of Directors of Parent. To the full extent permitted by applicable law, after the Effective Date, the provisions of this Plan of Merger may be interpreted, amended or waived by the Board of Directors of the Surviving Corporation.


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